

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

Via E-mail
John G. Simmonds
President and Chief Executive Officer
BLVD Holdings, Inc.
3565 King Rd.
King City, Ontario, Canada L7B 1M3

> **Re:    BLVD Holdings, Inc.**
> **Form PRE 14C**
> **Filed April 17, 2014**
> **File No. 001-35802**

Dear Mr. Simmonds:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director